LEIFRAS Co., Ltd.

February 19, 2025

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Scott Stringer
Adam Phippen

Re:	LEIFRAS Co., Ltd.
Amendment No. 1 to Registration Statement on Form F-1
Filed February 5, 2025
File No. 333-283712

Ladies and Gentlemen:

This letter is in response to the letter dated February 10, 2025, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to LEIFRAS Co., Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment No. 2 to our registration statement on Form F-1 (the “Amendment No. 2”) is being filed to accompany this letter.

Amendment No. 1 to Registration Statement on Form F-1

Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies and Practices
Revenue Recognition, page F-14

1.	We note in response to prior comment 4 you revised both your audited and unaudited financial statements. Please explain your consideration of the disclosure requirements in ASC 250-10-50-7 for the correction of an error. In addition, tell us what consideration your auditors gave to including an explanatory paragraph regarding the correction of such error and dual dating their opinion. Refer to paragraph 16 of PCAOB Auditing Standard (“AS”) 2820 and paragraph 18(e) of AS

Response: In response to the Staff’s comments, we have added the financial notes of restatement on pages F-38 and F-78 of the Amendment No. 2 to disclose the correction of an error. The disclosure has been aligned with our auditor and in accordance with the requirements in ASC 250-10-50-7. The consideration of reissuing the opinion in the Amended Registration Statement filed on February 5, 2025 instead of issuing the dual date reports is for the following two reasons: 1) we corrected the error in the accounting treatment of (i) the accumulated deficit reclassification and (ii) the recognition of registration fees and restate the consolidated financial statements previously reported as of December 31, 2022 and 2023, and for the two-year period then ended as well as the consolidated financial statements previously reported as of December 31, 2023, unaudited interim condensed consolidated financial statements previously reported as of June 30, 2024, and for the six-month periods ended June 30, 2023 and 2024; and 2) our auditor performed the subsequent event procedures and identified non-adjustment subsequent events which occurred after the report date December 10, 2024 but before the issuance of report dated February 5, 2025; we disclosed such subsequent event on pages F-42 and F-83 of the Amendment No. 2. For the above two reasons, the auditor did not qualify their opinion. The auditor provided explanatory language as an emphasis of matter. Our auditor also performed subsequent event procedures during the period between February 5, 2025 and February 19, 2025 and no additional subsequent event was identified, so our auditor adopted dual date opinion for this filing, which presents “February 5, 2025, except for Notes 24 (Restatement) and 25 (Subsequent Event), for which the date is February 19, 2025.”

* * * * * * * * * * * * * * * *

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Michio Nagatsu
Name:	Michio Nagatsu
Title:	Chief Financial Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC